                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                          CROWN PACIFIC PARTNERS, L.P.
                                (Name of Issuer)


               Common Units representing limited partner interests
                         (Title of Class and Securities)

                                   228439 10 5
                      (CUSIP Number of Class of Securities)


                               Timothy H. Hosking
                             Fremont Investors, Inc.
                               50 Fremont Street,
                                   Suite 3700
                         San Francisco, California 94105
                                 (415) 284-8701


            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)



                                  May 24, 1996
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box:
                                    ___
                                   |___|

Check the following box if a fee is being paid with this
statement:                          ___
                                   |___|

                                  SCHEDULE 13D
CUSIP NO. 228439 10 5                                          PAGE 2 OF   PAGES

- --------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Fremont Investors, Inc.

- --------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) /X/

- --------------------------------------------------------------------------------
3    SEC USE ONLY

- --------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     OO

- --------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                      / /

- --------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Nevada

- --------------------------------------------------------------------------------

                    7    SOLE VOTING POWER
                         3,580,154
NUMBER OF           ------------------------------------------------------------
SHARES
BENEFICIALLY        8    SHARED VOTING POWER
OWNED BY
EACH                     1,865,000
REPORTING           ------------------------------------------------------------
PERSON
WITH                9    SOLE DISPOSITIVE POWER
                         3,580,154
                    ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                         1,865,000
- --------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,445,154

- --------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*    /X/

- --------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
     34.2%

- --------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     CO
- --------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO. 228439 10 5                                          PAGE 3 OF   PAGES

- --------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Sequoia Ventures Inc.

- --------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) /X/

- --------------------------------------------------------------------------------
3    SEC USE ONLY

- --------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     OO

- --------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                      / /

- --------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

- --------------------------------------------------------------------------------

                    7    SOLE VOTING POWER
                         1,484,143
NUMBER OF           ------------------------------------------------------------
SHARES
BENEFICIALLY        8    SHARED VOTING POWER
OWNED BY
EACH                     1,865,000
REPORTING           ------------------------------------------------------------
PERSON
WITH                9    SOLE DISPOSITIVE POWER
                         1,484,143
                    ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                         1,865,000
- --------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,349,143

- --------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*    / /

- --------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
     24.2%

- --------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     CO
- --------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO. 228439 10 5                                          PAGE 4 OF   PAGES

- --------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Fremont Crown Partners

- --------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) /X/

- --------------------------------------------------------------------------------
3    SEC USE ONLY

- --------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     WC

- --------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                      / /

- --------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     California

- --------------------------------------------------------------------------------

                    7    SOLE VOTING POWER
                         1,865,000
NUMBER OF           ------------------------------------------------------------
SHARES
BENEFICIALLY        8    SHARED VOTING POWER
OWNED BY
EACH
REPORTING           ------------------------------------------------------------
PERSON
WITH                9    SOLE DISPOSITIVE POWER
                         1,865,000
                    ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER


- --------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,865,000

- --------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*    / /

- --------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
     15.1%

- --------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     PN
- --------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO. 228439 10 5                                          PAGE 5 OF   PAGES

- --------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Fremont CPL Partners, L.P.

- --------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) /X/

- --------------------------------------------------------------------------------
3    SEC USE ONLY

- --------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     OO

- --------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                      / /

- --------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     California

- --------------------------------------------------------------------------------

                    7    SOLE VOTING POWER
                         17,329
NUMBER OF           ------------------------------------------------------------
SHARES
BENEFICIALLY        8    SHARED VOTING POWER
OWNED BY
EACH
REPORTING           ------------------------------------------------------------
PERSON
WITH                9    SOLE DISPOSITIVE POWER
                         17,329
                    ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER


- --------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     17,329

- --------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*    / /

- --------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
     Less than 1% - See Item 5

- --------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     PN
- --------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO. 228439 10 5                                          PAGE 6 OF   PAGES

- --------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Crown Pacific, Ltd.

- --------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) /X/

- --------------------------------------------------------------------------------
3    SEC USE ONLY

- --------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     OO

- --------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                      / /

- --------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Oregon

- --------------------------------------------------------------------------------

                    7    SOLE VOTING POWER
                         2,711,318
NUMBER OF           ------------------------------------------------------------
SHARES
BENEFICIALLY        8    SHARED VOTING POWER
OWNED BY
EACH
REPORTING           ------------------------------------------------------------
PERSON
WITH                9    SOLE DISPOSITIVE POWER
                         2,711,318
                    ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER


- --------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,711,318

- --------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*    / /

- --------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
     18.0%

- --------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     CO
- --------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO. 228439 10 5                                          PAGE 7 OF   PAGES

- --------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     SVE II, Inc.

- --------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) /X/

- --------------------------------------------------------------------------------
3    SEC USE ONLY

- --------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     OO

- --------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                      / /

- --------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Oregon

- --------------------------------------------------------------------------------

                    7    SOLE VOTING POWER
                         2,711,318
NUMBER OF           ------------------------------------------------------------
SHARES
BENEFICIALLY        8    SHARED VOTING POWER
OWNED BY
EACH
REPORTING           ------------------------------------------------------------
PERSON
WITH                9    SOLE DISPOSITIVE POWER
                         2,711,318
                    ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER


- --------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,711,318

- --------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*    / /

- --------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
     18.0%


- --------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     CO
- --------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

          This Amendment No. 1 (the "Amendment No. 1") to the Statement on
Schedule 13D (the "Schedule 13D") filed on behalf of Fremont Investors, Inc., a Nevada corporation (formerly, Fremont Group, Inc.) ("Fremont"), Sequoia Ventures Inc., a Delaware corporation ("Sequoia"), Fremont Crown Partners, a California general partnership ("FCP"), Fremont CPL Partners, L.P., a California limited partnership ("Fremont CPL"), Crown Pacific, Ltd., an Oregon corporation ("CPL"), and SVE II, Inc., an Oregon corporation ("SVE") (collectively, the "Reporting Persons"), is being filed pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended (the "Act"). The Reporting Persons are making this joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

          As required by Rule 13d-2(c) of the General Rules and Regulations under the Act, this Amendment No. 1 amends, restates and supplements the original Schedule 13D.


ITEM 1.   SECURITY AND ISSUER

          Item 1 is hereby amended, restated and supplemented as follows:

          This Amendment No. 1 relates to Common Units representing limited partner interests ("Common Units") of Crown Pacific Partners, L.P., a Delaware limited partnership (the "Partnership"). The address of the principal executive offices of the Partnership is 121 S.W. Morrison, Suite 1500, Portland, Oregon 97204.

          The information set forth in the Exhibits to the Schedule 13D is hereby expressly incorporated herein by reference and the responses to each item of this Amendment No. 1 are qualified in their entirety by the provisions of such exhibits.

ITEM 2.   IDENTITY AND BACKGROUND

          Item 2 is hereby amended, restated and supplemented as follows:

          This Amendment No. 1 is being filed on behalf of Fremont Investors, Inc. (formerly, Fremont Group, Inc.), a Nevada corporation ("Fremont"), Sequoia Ventures Inc., a Delaware corporation ("Sequoia"), Fremont Crown Partners, a California general partnership ("FCP"), Fremont CPL Partners, L.P., a California limited partnership ("Fremont CPL"), Crown Pacific, Ltd., an Oregon corporation ("CPL"), and SVE II, Inc., an Oregon corporation ("SVE") (collectively, the "Reporting Persons"). The Reporting Persons are making this joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act"), although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

          Fremont, a Nevada corporation, and Sequoia, a Delaware corporation, are principally engaged in the business of managing investments in four areas: direct investments in operating companies, real estate, energy and securities management. Mr. Stephen D. Bechtel, Jr., through the ownership of Fremont stock and his position as trustee of various trusts (in which he disclaims any beneficial interest) which own Fremont stock, is entitled to vote more than 50% of the stock in Fremont. As a result of the foregoing, Mr. Bechtel may be deemed to control Fremont. Mr. Bechtel is the largest single stockholder in Sequoia. Accordingly, Mr. Bechtel may be deemed to control Sequoia.

          FCP is a California general partnership formed to invest in Common Units. The general partners of FCP are Fremont and Sequoia and they share the authority to make all of the investment and voting decisions on the part of FCP.

          Fremont CPL is a California limited partnership formed to invest in a predecessor partnership of the Partnership. Fremont is the general partner of Fremont CPL and makes all of the investment and voting decisions on the part of Fremont CPL.

          CPL is an Oregon corporation and acts as special general partner of the Partnership. Fremont owns approximately 81% of the outstanding capital stock of CPL.

          SVE is an Oregon corporation and is principally engaged in the business of owning timberlands and Subordinated Units representing limited partner interests ("Subordinated Units" and, collectively with Common Units, "Units") of the Partnership. SVE is a wholly owned subsidiary of CPL.

          The address of the principal business and principal office of each of Fremont, Sequoia, FCP and Fremont CPL is 50 Fremont Street, Suite 3700, San Francisco, California 94105. The address of the principal business and principal office of each of CPL and SVE is 121 S.W. Morrison, Suite 1500, Portland, Oregon 97204.

          The name, business address, citizenship, present and principal occupation or employment, and the name, principal business and address of any corporation or organization in which each such employment is conducted, of each director and executive officer of Fremont and Sequoia, and CPL and SVE, are set forth on Schedules A and B, respectively, attached hereto.

          During the last five years, none of the Reporting Persons, nor any other person or entity controlling any of such persons, nor, to the best of any of their knowledge, any of the persons listed on Schedules A and B attached hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          Item 3 is hereby amended, restated and supplemented as follows:

          Pursuant to an offer/consent solicitation (the "Exchange Offer") conducted by the Partnership and consummated on December 22, 1994, (i) Fremont received cash, special allocation limited partner interests ("SAUs") in the Partnership and 851,507 Subordinated Units, (ii) Sequoia received cash, SAUs, 17,385 Common Units and 1,466,758 Subordinated Units, (iii) Fremont CPL received cash, SAUs and 17,329 Common Units and (iv) SVE received cash, SAUs and 2,711,318 Subordinated Units. The cash, SAUs, Common Units and Subordinated Units were received in exchange for interests in two predecessor partnerships.

          Of the cash distributable to Fremont and Sequoia in the Exchange Offer, Fremont and Sequoia contributed to FCP the right to receive $37,393,250. Such funds were used by FCP to purchase 1,865,000 Common Units in the public offering of Common Units (the "Public Offering") by the Partnership pursuant to an Underwriting Agreement dated December 16, 1994 (the "Underwriting Agreement"). The purchase of Common Units pursuant to the Public Offering occurred on December 22, 1994.

ITEM      4.   PURPOSE OF TRANSACTION

          Item 4 is hereby amended, restated and supplemented as follows:

          Each of Fremont, Sequoia, FCP, Fremont CPL and SVE acquired the Units reported in this Schedule 13D as beneficially owned directly by such person for investment except for the Stott/Krage Units (defined below) as to which beneficial ownership is disclaimed. Fremont, Sequoia, FCP, Fremont CPL and SVE have been advised by the Partnership that it proposes to conduct a public offering of up to 9,000,000 Common Units of the Partnership and that each "Participating Investor" as defined in the Amended and Restated Agreement of Limited Partnership of the Partnership may sell Common Units by including such Common Units in the Registration Statement to be filed with the Securities and Exchange Commission in connection with such offering. Sequoia, FCP and Fremont CPL have advised the Partnership that they intend to request inclusion of all of the 1,899,714 Common Units owned by them in the proposed public offering.

          Stott and Krage have had preliminary discussions with Fremont regarding the purchase of all of the interest of Fremont, Sequoia, FCP, Fremont CPL and SVE in the Partnership, CPL and the Partnership's managing general partner, Crown Pacific Management Limited Partnership, a Delaware limited partnership ("CPM"). These discussions are only preliminary, however, and price and other significant terms have not been established.

          The Partnership is managed by CPM. The limited partners of CPM are Fremont Timber, Inc., a Delaware corporation and a wholly owned subsidiary of Fremont ("Fremont Timber"), Peter W. Stott, President and Chief Executive Officer of CPM ("Stott"), and Roger L. Krage, Secretary and General Counsel of CPM ("Krage"). The general partners of CPM are Fremont Timber and HS Corp. of Oregon, an Oregon corporation owned by Stott and Krage ("HS"). With the exception of matters that pertain to CPM alone and do not relate to the Partnership, CPM is managed by an elected board of control subject to certain actions that require the consent of a majority of the general partner interests in CPM. Fremont Timber, as owner of a majority of the general partner and limited partner interests in CPM, has the power to elect the board of control, veto certain actions by the board of control and may be deemed to control CPM.

          In connection with the Exchange Offer and the Public Offering, Fremont, Sequoia and CPL entered into a Purchase Rights Agreement, dated as of December 22, 1994 (the "Purchase Rights Agreement"), with CPM, Fremont Timber, Stott, Krage, HS and Bechtel Crown Partners (a California general partnership with Fremont and Sequoia as general partners that has been dissolved). Upon the occurrence of certain events, HS has the right to acquire the general and limited partner interests in CPM owned by Fremont Timber and the shares of common stock of CPL owned by Fremont (collectively, the "Private Securities"). In addition, under certain circumstances if Fremont, Sequoia, Fremont Timber or any of their affiliates sell Subordinated Units in conjunction with a sale of Private Securities, Stott, Krage and HS have "tag-along" rights with respect to the Subordinated Units and Private Securities held by each of them. The Purchase Rights Agreement also contains certain restrictions on transfer of, and rights of first refusal and put, call and "tag-along" rights with respect to, the Private Securities.

          In connection with an investment in a predecessor partnership, Stott and Krage borrowed a portion of the funds required to make such investment from Wells Fargo Bank, N.A. ("Wells Fargo"). The loans by Wells Fargo to Stott and Krage were guaranteed by Fremont. As an inducement to Fremont to provide the guaranties to Wells Fargo, Stott and Krage each entered into a Partnership Interest and Stock Pledge Agreement (the "Pledge Agreements") pursuant to which interests in a predecessor partnership and a predecessor corporation were pledged to Fremont to secure performance under the Wells Fargo loans and the Pledge Agreements. In connection with the Exchange Offer and Public Offering, Fremont, Stott and Krage orally agreed to continue in force and modify the Pledge Agreements to substitute 635,000 Common Units (the "Stott/Krage Units") purchased in the Public Offering by a partnership formed by Stott and Krage for the existing collateral under the Pledge Agreements. The Stott/Krage Units have been delivered to Fremont and the Pledge Agreements have been modified to reflect such agreement. Upon the occurrence of an event of default (as defined in the Pledge Agreements), Fremont will be entitled to vote, receive all distributions in respect of, and sell the Stott/Krage Units in accordance with the terms of the Pledge Agreement.

          Except as set forth herein, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any person named in Schedules A and B attached hereto, has any present plans or proposals with respect to any material change in the Partnership's business or partnership structure or any other action referred to in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          Item 5 is hereby amended, restated and supplemented as follows:

          The Subordinated Units are convertible into Common Units on the occurrence of certain events, as described in the Amended and Restated Agreement of Limited Partnership of the Partnership. For the purposes of Rule 13d-3 under the Act, all Subordinated Units may be deemed to be beneficially owned as Common Units.

          SVE may be deemed to be the beneficial owner of the 2,711,318 Common Units issuable upon the conversion of the 2,711,318 Subordinated Units directly owned by it. Accordingly, SVE may be deemed to beneficially own 2,711,318 Common Units (the "SVE Units"), or approximately 18.0% of the Common Units outstanding. SVE has the sole power to vote and the sole power to dispose of the Units directly owned by it.

          As the sole stockholder of SVE, CPL may be deemed, for the purposes of Rule 13d-3 under the Act, to beneficially own indirectly the SVE Units.

          FCP may be deemed to beneficially own the 1,865,000 Common Units (the "FCP Units") directly owned by it, or approximately 15.1% of the Common Units outstanding. FCP has the sole power to vote and the sole power to dispose of the Units directly owned by it.

          Fremont CPL may be deemed to beneficially own the 17,329 Common Units (the "Fremont CPL Units") directly owned by it, or approximately 0.1% of the Common Units outstanding. Fremont CPL has the sole power to vote and the sole power to dispose of the Units directly owned by it.

          Fremont may be deemed to be the beneficial owner of the 851,507 Common Units issuable upon the conversion of the 851,507 Subordinated Units directly owned by it. Fremont has the sole power to vote and the sole power to dispose of the Units directly owned by it. Fremont, because of its ownership interest in CPL, as a general partner of FCP and as the general partner of Fremont CPL, also may be deemed, for the purposes of Rule 13d-3 under the Act, to beneficially own indirectly the SVE Units, the FCP Units and the Fremont CPL Units, for an aggregate of 5,445,154 Common Units, or approximately 34.2% of the Common Units outstanding. Such amount and percentage exclude the Stott/Krage Units as to which Fremont disclaims beneficial ownership.

          Sequoia may be deemed to be the beneficial owner of the 17,385 Common Units directly owned by it and the 1,466,758 Common Units issuable upon the conversion of the 1,466,758 Subordinated Units directly owned by it. Sequoia has the sole power to vote and the sole power to dispose of the Units directly owned by it. Sequoia, as a general partner of FCP, also may be deemed, for the purposes of Rule 13d-3 under the Act, to beneficially own indirectly the FCP Units, for an aggregate of 3,349,143 Common Units, or approximately 24.2% of the Common Units outstanding.

          Excluding the Stott/Krage Units, the Reporting Persons, in the aggregate, may be deemed to beneficially own 39.8% of the Common Units outstanding. Including the Stott/Krage Units, as to which beneficial ownership is disclaimed, the Reporting Persons, in the aggregate, may be deemed to beneficially own 43.5% of the Common Units outstanding.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          Item 6 is hereby amended, restated and supplemented as follows:

          The information set forth in Item 4 above is incorporated herein by reference.

          Pursuant to the Underwriting Agreement and the Exchange Offer, Fremont, Sequoia, Fremont CPL and CPL agreed not to offer, sell or otherwise dispose of any Units received by them in the Exchange Offer for a period of 180 days without the prior written consent of Lehman Brothers Inc. That period expired. With respect to the FCP Units, Fremont and Sequoia agreed to a similar arrangement that lasted for a period of one year. That period expired.

          Certain of the Reporting Persons have certain "demand" and "piggy-back" registration rights with respect to their Units as provided in the Amended and Restated Agreement of Limited Partnership of the Partnership.

ITEM 7.        MATERIAL FILED AS EXHIBITS WITH THE SCHEDULE 13D

Exhibit 1           Joint Filing Agreement
Exhibit 2           Underwriting Agreement dated December 16, 1994
Exhibit 3           Purchase Rights Agreement dated December 22, 1994
Exhibit 4           Partnership Interest and Stock Pledge Agreement dated
                    October 28, 1993
Exhibit 5           Partnership Interest and Stock Pledge Agreement dated
                    October 28, 1993
Exhibit 6 Amended and Restated Agreement of Limited Partnership of Crown Pacific Partners, L.P. dated December 22, 1994

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 24, 1996

                                   FREMONT INVESTORS, INC.
                                   (formerly FREMONT GROUP, INC.)



                                   By:  /s/ Richard S. Kopf
                                        ---------------------------------
                                        Managing Principal, General
                                        Counsel and Secretary

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 24, 1996

                                   SEQUOIA VENTURES INC.



                                   By:  /s/ Richard S. Kopf
                                        ---------------------------------
                                        Managing Principal, General
                                        Counsel and Secretary

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 24, 1996

                                   FREMONT CROWN PARTNERS

                                   By:  Fremont Investors, Inc.
                                        General Partner



                                        By:  /s/ Richard S. Kopf
                                             ---------------------------------
                                             Managing Principal, General
                                             Counsel and Secretary

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 24, 1996

                                   FREMONT CPL PARTNERS, L.P.

                                   By:  Fremont Investors, Inc.
                                        General Partner



                                        By:  /s/ Richard S. Kopf
                                             ---------------------------------
                                             Managing Principal, General
                                             Counsel and Secretary

                                    SIGNATURE

          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 24, 1996

                                   CROWN PACIFIC, LTD., an Oregon
                                   corporation



                                   By:  /s/ Roger L. Krage
                                        ---------------------------------
                                        Roger L. Krage, Secretary

                                    SIGNATURE

          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 24, 1996

                                   SVE II, INC., an Oregon corporation



                                   By:  /s/ Roger L. Krage
                                        ---------------------------------
                                        Roger L. Krage, Secretary

                                                                      SCHEDULE A

                        Executive Officers and Directors
                                       of
                             Fremont Investors, Inc.
                                       and
                              Sequoia Ventures Inc.

          The names of the Directors and the names and titles of the Executive Officers of Fremont Investors, Inc. ("Fremont") and Sequoia Ventures Inc. ("Sequoia") and their business addresses and principal occupations are set forth below. Unless otherwise indicated, each Director's or Executive Officer's business address is 50 Fremont Street, Suite 3700, San Francisco, California 94105. Each individual is a United States citizen and, unless otherwise indicated, each occupation set forth opposite an individual's name refers to Fremont and Sequoia.

Name, Business Address             Present Principal Occupation
- ----------------------             ----------------------------

* A.M. Dachs                       Chief Executive Officer and President

* S.D. Bechtel, Jr.                Director

* H.J.Haynes (1)                   Independent Consultant

* C.W. Hull (1)                    Independent Consultant

* R. Jaunich II                    Managing Director

* G.H. Lamphere                    Managing Director

* D.L. Redo                        Managing Director

* G.P. Schultz (1)                 Independent Consultant

* J.W. Weiser (1)                  Consultant to Bechtel Group, Inc.

J.S. Higgins                       Managing Principal and Chief Financial
                                   Officer

R.S. Kopf                          Managing Principal, General Counsel and
                                   Secretary

- -------------------------
*    Director of Fremont and Sequoia.
1 Address is c/o Bechtel Group, Inc., 50 Beale Street, San Francisco, California 94105

                                                                      SCHEDULE B

                        Executive Officers and Directors
                                       of
                               Crown Pacific, Ltd.
                                       and
                                  SVE II, Inc.

          The names of the Directors and the names and titles of the Executive Officers of Crown Pacific, Ltd. ("CPL") and SVE II, Inc. ("SVE") and their business addresses and principal occupations are set forth below. Unless otherwise indicated, each Director's or Executive Officer's business address is 121 S.W. Morrison, Suite 1500, Portland, Oregon 97204. Each individual is a United States citizen and, unless otherwise indicated, each occupation set forth opposite an individual's name refers to CPL and SVE.

Name, Business Address             Present Principal Occupation
- -----------------------            -----------------------------

* R. Jaunich II (1)                Chairman; Managing Director of Fremont
                                   Investors, Inc. and Sequoia Ventures Inc.

* J.A. Bondoux (1)                 Managing Principal of Fremont Investors, Inc.
                                   and Sequoia Ventures Inc.

* P.W. Stott                       President and Chief Executive Officer;
                                   President and Chief Executive Officer of
                                   Crown Pacific Management Limited Partnership

R.L. Krage                         Secretary and General Counsel; Secretary and
                                   General Counsel of Crown Pacific Management
                                   Limited Partnership

A.F. Trinkwald                     Chief Financial Officer and Treasurer; Chief
                                   Financial Officer and Treasurer of Crown
                                   Pacific Management Limited Partnership

G.P. Hanna                         Executive Vice President of CPL; Executive
                                   Vice President of Crown Pacific Management
                                   Limited Partnership

- -------------------------
*    Director of CPL and SVE.
1    Address is 50 Fremont Street, Suite 3700, San Francisco, California 94105


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